                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                        SUPERIOR ENERGY SERVICES, INC.

       ________________________________________________________________
                               (Name of Issuer)


                    Common Stock, Par Value $.001 Per Share

       ________________________________________________________________
                        (Title of Class of Securities)

                                  868157 10 8

       ________________________________________________________________
                                (CUSIP Number)


                                 John P. Kotts
                  Kotts Capital Holdings, Limited Partnership
                         5 Post Oak Avenue, Suite 2250
                             Houston, Texas  77027
                                (713) 892-5060

       ________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 15, 1999

       ________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].
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-----------------------                                  ---------------------
  CUSIP NO. 868157108                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      John P. Kotts (President of Kotts Capital Holdings, Inc., which is the general partner of the record shareholder, Kotts Capital Holdings, Limited Partnership)

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*   00
 4

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                   Nevada
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                          SOLE VOTING POWER
                     7
     NUMBER OF                     7,270,429

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                          0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                      7,270,429

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                       0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                  7,270,429
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                    12.3%
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      TYPE OF REPORTING PERSON*
14
      PN
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                                                               Page 3 of 6 Pages

Item 1.   Security and Issuer.
          -------------------

         (a) Title and Class of Security: Common Stock, par value $.001 per share (the "Common Stock").

         (b)   Issuer:   Superior Energy Services, Inc.
                         1105 Peters Road City
                         Harvey, Louisiana 70058

Item 2.        Identity and Background.
               -----------------------

               2(a) Name: Kotts Capital Holdings, Limited Partnership (a Nevada limited partnership)

               2(b)   Address: 5 Post Oak Avenue, Suite 2250, Houston, Texas
                      77027

               2(c) Principal Business: Kotts Capital Holdings, Limited Partnership is a privately held holding company, with investments in various types of assets, including stock of public and privately held companies, real estate, and other holdings. The largest single asset of Kotts Capital Holdings, Limited Partnership is its share holdings in Superior Energy Services, Inc.

               2(d) Criminal Convictions: Neither Mr. Kotts nor Kotts Capital Holdings, Limited Partnership has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               2(e)   Violations of Federal or State Securities Laws: Neither
                      Mr. Kotts nor Kotts Capital Holdings, Limited Partnership was, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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                                                               Page 4 of 6 Pages

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The shares of Superior Energy Services, Inc. held by Kotts Capital Holdings, Limited Partnership were acquired in exchange for shares of capital stock of Cardinal Holding Corp., upon the merger of Cardinal Holding Corp. with a wholly-owned subsidiary of Superior Energy Services, Inc. No other consideration was paid by Kotts Capital Holdings, Limited Partnership for such shares of Superior Energy Services, Inc.

Item 4.   Purpose of Transaction.
          ----------------------

          As described in Item 3 above, the subject shares of Superior Energy Services, Inc. were acquired in a merger transaction, in exchange for shares of Cardinal Holding Corp. previously held by Kotts Capital Holdings, Limited Partnership. These shares of Superior Energy Services, Inc. are held by Kotts Capital Holdings, Limited Partnership for investment purposes.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Information regarding the beneficial ownership of the Issuer's securities by the person filing this statement can be found on page 2 of this
Schedule 13D.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Kotts Capital Holdings, Limited Partnership and certain other former stockholders of Cardinal Holding Corp. are parties to an Escrow Agreement pursuant to which, in the event that the average reported closing price of the common stock of Superior Energy Services, Inc. equals or exceeds a certain threshold amount during and at the conclusion of a specified number of trading days at any time through July 2004, then an aggregate of 818,182 shares of common stock of Superior Energy Services, Inc. (which includes 171,258 of the shares held by Kotts Capital Holdings, Limited Partnership) will be released from escrow and transferred to Kotts Capital Holdings, Limited Partnership and/or its designee(s). While such shares are in escrow, the record holders thereof each continue to retain voting and dividend rights with respect to the subject shares. The other shareholders of Superior Energy Services, Inc. who are party to such Escrow Agreement, and the number of shares placed by each such person in such escrow, are First Reserve Fund VII, Limited Partnership (311,138 shares),
          First Reserve Fund VIII, L.P. (207,426 shares), General Electric Capital Corporation (67,655 shares), DLJ Investment Partners, L.P. (36,835 shares), DLJ Investment Funding, Inc. (5,247 shares), DLJ ESC II, L.P. (3,503 shares), Hibernia Capital Corporation (1,412 shares), Hibernia Corporation (7,088 shares), Keith Acker (3,128 shares), John
          R. Gunn (3,264 shares), Robert J. Gunn (3,264 shares) and John F. Kerker (3,264 shares).
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                                                               Page 5 of 6 Pages

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

                    None.
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                                                               Page 6 of 6 Pages

                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  August 12, 1999                          /s/ John P. Kotts
                                    --------------------------------------------
                                    John P. Kotts, as the President of Kotts
                                    Capital Holdings, Inc., the general partner
                                    of Kotts Capital Holdings, Limited
                                    Partnership